UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry into a Material Agreement

On June 11, 2025, AirNet Technology Inc. (the “Company” or the “Seller”), Broad Cosmos Enterprises Ltd., a British Virgin Islands company (“Broad Cosmos”), Air Net International Limited, a British Virgin Islands company (“Air Net International”), Air Net (China) Limited, a Hong Kong company (“Air Net China”), Shenzhen Yuehang Information Technology Co., Ltd., a PRC company (“Shenzhen Yuehang”), Xian Shengshi Dinghong Information Technology Co., Ltd., a PRC company (“Xian Shengshi”), Yuehang Chuangyi Technology (Beijing) Co., Ltd., a PRC company (“Yuehang Chuangyi”, together with Broad Cosmos, Air Net International, Air Net China, Shenzhen Yuehang, Xian Shengshi, the “Targets”), and AR iCapital LLP, a Singaporean company which is not affiliated with the Company or any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for nominal cash consideration of US$1 (the “Purchase Price”).

Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Buyer will become the sole shareholder of the Targets and as a result, assume all assets and liabilities of the Targets and subsidiaries owned or controlled by the Target.

The Closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the payment of the Purchase Price, the receipt of a fairness opinion from an independent firm, and approval by the Company’s shareholders.

Below is the Company’s organizational structure chart prior to the consummation of the Disposition.

Air Net Technology Inc. (Cayman Islands)
100%
ROBUST ACHIEVEMENT LIMITED (HK)
100%
Broad Cosmos Enterprises Ltd. (BVI)
100%
AirNet Technology Ohio Inc. (u.s.)
100%
AirNet Technology Inc. (u.s.)
100%
Air Net International Limited (BVI)
100%
Air Net (China) Limited (HK)
Outside PRC
Inside PRC
100%
100%
100%
Shenzhen Yuehang Information Technology Co., Ltd.
Chuangyi Technology
Xian Shengshi Dinghong Information Technology Co., Ltd.
VIE
VIE
VIE
AirNet Online (1)
Linghang Shengshi (4)
Iwangfan (3)
78.63% (2)
100%
97.14% (5)
30.0% (6)
47.2% (6)
100%
98.75% (7)
75% (10)
85% (11)
100%
Beijing Yuehang Digital Media Advertising Co., Ltd
Air Esurfing Information Technology Co., Ltd.
Beijing AirNet Pictures Co., Ltd.
Wangfan Linghang Mobile Network Technology Co., Ltd.
Dingsheng Ruizhi (Beijing) Investment Consulting Co., Ltd.
Beijing Wangfan Jiaming Advertising Co., Ltd.
Beijing Airport United Culture Media Co., Ltd.
Yuehang Zhongying E-commerce Co., Ltd.
Guangzhou Meizheng Online Network Technology Co., Ltd.
70% (8)
100%
75% (9)
100%
Beijing Wangfan Jiaming Pictures Co., Ltd
Wenzhou Yuehang Advertising Co., Ltd.
Beijing Dongding Gongyi Advertising Co., Ltd.
Meizheng Network Information Technology Co., Ltd.

Below will be the Company’s organizational structure chart after the consummation of the Disposition.

A copy of the Disposition SPA is attached hereto as Exhibit 99.1. The foregoing description of the form of the Disposition SPA is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in their entirety by reference to the Disposition SPA.

Exhibits

Exhibit No.	Description
99.1	Share Purchase Agreement, dated June 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: June 20, 2025	By:	/s/ Dan Shao
	Name:	Dan Shao
	Title:	Chief Executive Officer

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